Exhibit 26

LIONEL Z. GLANCY #134180
PETER A. BINKOW #173848
LAW OFFICES OF LIONEL Z. GLANCY
1801 Avenue of the Stars
Suite 308
Los Angeles, California  90067
(310) 201-9150

STANLEY M. GROSSMAN
D. BRIAN HUFFORD
POMERANTZ HAUDEK BLOCK & GROSSMAN
100 Park Avenue
New York, New York 10017-5516
Phone:  (212) 661-1100

DAVID JAROSLAWICZ
JAROSLAWICZ & JAROS
150 Williams Street, 19th Floor
New York, NY  10038
Phone (212) 227-2780

Attorneys for Plaintiff
Jeffrey L. Doppelt

                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                            FOR THE COUNTY OF ORANGE


JEFFREY L. DOPPELT, on his own    ) Case No. 790922
behalf and on behalf of all those )
similarly situated                ) CLASS ACTION
                                  )
                                  ) CLASS ACTION COMPLAINT
                       Plaintiff, ) FOR VIOLATIONS OF CAL.
                                  ) CORP. CODES [Sections] 25400 AND
           v.                     ) 25500, CONSTRUCTIVE
                                  ) FRAUD AND BREACH OF
                                  ) FIDUCIARY DUTY
PACIFIC SCIENTIFIC COMPANY, LESTER)
HILL, and WINSTON E. HICKMAN      )
                                  ) Jury Trial Demanded
                       Defendants.) Judge Tully H. Seymour, Dept. 30
                                  )

          Plaintiff, individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation made by and through its attorneys, which investigation included, among other things, a review of the public documents and published reports concerning defendant Pacific Scientific Company ("PSC" or the "Company"), as follows:


                                SUMMARY OF ACTION


          1. On November 24, 1997, Pacific Scientific Company ("PSC" or the "Company"), at the direction and with the knowledge and acquiescence of the members of its Board of Directors, called for the redemption of all the outstanding shares of its 7-3/4% Convertible Subordinated Debentures due on June 15, 2003 (the "Debentures"). Holders of the Debentures were entitled to convert the bonds into PSC common stock on or December 8, 1997 at a conversion price of $19 per share. If not converted, bondholders would be paid 100% of the principal amount of the Debentures, plus accrued interest, on December 15, 1997.

          2. As of December 8, 1997, when the conversion decision had to be made, the PSC common stock was trading at a price of $15-5/16 per share. As such, the rational economic decision was for the bondholders to redeem their Debentures rather than to convert them to common stock.

          3. Unknown to plaintiff and the class, however, at the very time that they were compelled to make this important decision, PSC was engaged in discussions concerning its possible merger with another company at terms which were very financially attractive to the common shareholders. Under the California securities laws, and as fiduciaries to members of the class, PSC and the Individual Defendants (defined below) were obligated to disclose all information which would have been important for the bondholders in determining which alternative to elect. Yet, defendants did not make known the proposed merger, which was only disclosed shortly after the redemption was effected, leading to a substantial rise in the value of the PSC common stock. Had plaintiff and the class converted their Debentures rather than selling them back to PSC, the value of the merger package would have given them substantially more in value than what they received through the redemption.

          4. There was no business or contractual reason governing the timing of the redemption. Accordingly, defendants should have either deterred calling the Debentures until after making public their merger discussions or disclosed this information prior to the time that the bondholders had to exercise their option.

          5. Defendants are liable for violating the California securities statutes, committing constructive fraud, and breaching their common law fiduciary duties, as alleged herein.

                             JURISDICTION AND VENUE

          6. PSC is a California chartered corporation based Newport Beach, while many of the acts and transactions complained of herein occurred in substantial part in Orange County. Moreover, a substantial number of PSC's former bondholders reside in California, the precise number of which can only be determined by discovery of the Company's records.

          7. The amount in controversy is in excess of the jurisdictional limitation and subject to the jurisdiction of the Superior Court of the County of Los Angeles.

                                  THE PARTIES


          8. Plaintiff Jeffrey L. Doppelt was a bondholder of PSC's Debentures, which were redeemed by the Company on December 15, 1997. As such he is a member of the Class defined herein.

          9. Defendant PSC designs, manufacturers and markets motion control, process control and safety equipment. A corporation chartered in California, the Company's headquarters are located at 620 Newport Center Drive, Suite 700, Newport Beach, California 92660.

          10. Defendant Lester Hill ("Hill") is Chairman of PSC's Board of Directors and its Chief Executive Officer.

          11. Defendant Winston E. Hickman ("Hickman") is PSC's Senior Vice President and Chief Financial Officer. Collectively, Hill and Hickman are referred to herein as the "Individual Defendants."

          12. As directors and/or officers of PSC, the Individual Defendants are controlling persons of the Company who were able to and did, directly or indirectly, in whole or in material part, control the content of public statements issued by or on behalf of PSC. As a result of the foregoing, the Individual Defendants were responsible for the truthfulness and accuracy of the Company's public reports and releases described herein. Due to their respective positions with the Company, the Individual Defendants also knew or were reckless in not knowing of the ongoing merger negotiations at the time of the announced decision by PSC to redeem its Debentures.

          13. PSC and the Individual Defendants, as directors and/or officers of a publicly-held company, had a duty to promptly disseminate truthful and accurate information with respect to the Company and to promptly correct any public statements issued by or on behalf of the Company which had become false or misleading.

          14. Defendants knew or recklessly disregarded that the misleading statements and omissions complained of herein would defraud the holders of the Debentures by inducing them to redeem their shares rather than converting them to PSC common stock, which the defendants knew or were reckless in not knowing would soon be worth substantially more as a result of the anticipated merger. Defendants acted knowingly or in such a reckless manner as to constitute a fraud and deceit upon plaintiffs and the other members of the Class.

          15. Defendants are liable, jointly and severally, as direct participants in the wrongs complained of herein.


                            CLASS ACTION ALLEGATIONS


          16. Plaintiff brings this action on his own behalf and as a class action on behalf of all persons and entities who owned PSC's Debentures and who had them redeemed by the Company and were injured thereby (the "Class"). The Class excludes all of the defendants named herein, members of the immediate families of the Individual Defendants, and any person, firm, trust, corporation or other entity affiliated with any of the defendants.

          17. This action is properly maintainable as a class action pursuant to the California Code of Civil Procedure [Section] 382 for the following reasons:

          (a) The Class is ascertainable and has a well-defined community of interest. The members of the Class of bondholders for whose benefit this action is brought are so numerous that joinder of all Class members is impracticable. Prior to the redemption of the Debentures, as alleged herein, there was an outstanding principal amount of $16.978 million. While the precise number of Class members is unknown to the plaintiff at this time and can only be ascertained through appropriate discovery, the plaintiff believes that there are, at a minimum, hundreds of members of the Class.

          (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members, including whether the defendants violated the California securities statutes, engaged in a constructive fraud and breached their fiduciary duties by manipulating the redemption and merger transactions in such a way so as to advance their own interests at the expense of members of the Class and whether the plaintiff and other members of the Class have been injured by the wrongs complained of herein.

          (c) The claims of plaintiff are typical of the claims of the other members of the Class. Plaintiff and the members of the Class have sustained injury as a result of defendants' acts as alleged herein.

          (d) Plaintiff is a member of the Class and will fairly and adequately protect the interests of the Class. He is committed to prosecuting this action, has retained competent counsel experienced in class and securities litigation, has no interests that are adverse or antagonistic to the interests of the Class and is not subject to any unique defenses. Accordingly, plaintiff is an adequate representative of the Class.

          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

          (f) A class action is superior to the other available methods for the fair and efficient adjudication of this controversy since joinder of all members of the Class is impracticable. There will be no difficulty in the management of this case as a class action.


                            SUBSTANTIVE ALLEGATIONS


Redemption of the Debentures


          18. On November 24, 1997, the defendants announced in a press release reported on PRNewswire that PSC had elected to redeem its 7-3/4% Convertible Subordinated Debentures due on June 15, 2003. Defendant Hickman was quoted in the press release as stating: "After careful analysis, we believe that the redemption of this issue at this time is in the best interest of the Company and our shareholders."

          19. At the time of the announcement, there was outstanding principle amount of $16.978 million of the Debentures, which had been issued by PSC on April 19, 1983 and were convertible into shares of PSC common stock at a conversion price of $19 per share, or 52.6315789473 shares per $1,000 principal amount.

          20. The defendants reported that the bondholders would have the right to convert their Debentures to PSC common stock on or before December 8, 1997, with the Company to redeem all outstanding Debentures at 100% of the principal, plus accrued interest, on December 15, 1997.

          21. On the day of the announcement, the PSC common stock closed at $15-7/8 per share. Between that day and December 8, 1997, the last day by which the bondholders could convert their Debentures, the price did not rise above $15-7/8, before closing at the end of the period at $15-5/16 per share. In light of the market price, the most rational financial decision was for the bondholders to redeem their shares rather than to convert them. Plaintiff and most of the bondholders subsequently had their Debentures redeemed by PSC on December 15, 1997.


The Tender Offer


          22. On December 15, 1997, the very day that PSC redeemed the Debentures, and only a week after the deadline closed by which the bondholders had to convert their bonds to Company common stock, Kollmorgen Corporation ("Kollmorgen") announced that it had commenced a tender offer to acquire a majority of the outstanding shares of PSC common stock at a fully diluted basis at $20.50 per share, representing a substantial premium of approximately 33% over the then-current price of the common stock. Kollmorgen also announced that it was initiating a consent solicitation at which it sought to call a special meeting of the PSC shareholders, at which meeting Kollmorgen intended to ask PSC shareholders to remove the entire PSC Board and replace it with new directors nominated by Kollmorgen who were expected to take actions to consummate the proposed business combination. The day of the announcement, the price of the PSC common stock soared by $6-9/16 per share, to close at $22, on tremendous trading volume.

          23. On December 22, 1997, the defendants issued a press release in response to Kollmorgen's tender offer, reporting that the Board had voted unanimously to reject the offer, stating:

          After considering a number of factors, including the opinion of our financial advisor, BancAmerica Robertson Stephens, we concluded that the Kollmorgen offer is financially inadequate, subject to a number of significant conditions and not in the best interests of Pacific Scientific or its shareholders. Management strongly believes Kollmorgen has significantly undervalued the strength of the Company.

The press release also stated that the Board had also authorized management, working along with its financial advisor, "to explore various strategic and other alternatives for maximizing shareholder value, including continuing to pursue its strategic initiatives as an independent company, and also including a possible sale of or other extraordinary transaction involving the company."

          24. The defendants went on to report in the press release that PSC had initiated its "poison pill" takeover defense, by declaring a dividend distribution of one Preferred Share Purchase Right on each outstanding share of PSC common stock, and that it had redeemed the Company's existing Preferred Share Purchase Rights and delayed the distribution and separation of the new Preferred Share Purchase Rights until a later date to the determined by the Board. The new Preferred Share Purchase Rights would be traded with the Company's common stock. In explaining this transaction, defendant Hill was quoted in the press release as stating;

          The Rights are designed to assure that all of Pacific Scientific's shareholders receive fair and equal treatment and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Pacific Scientific without paying a fair price.

          25. Upon issuing the press release, Hill also discussed his reaction to the bid with reporters. According to a report in The Orange County Register on December 23, 1997, Hill stated:

          This is not an entrenched management team that feels this job is their birthright. Our objective has always been to maximize shareholder value for shareholders. Kollmorgen's offer was clearly unattractive and unacceptable.

           That doesn't mean that should we find an offer that exceeds the value of executing the [Company's] strategic plan, we won't recommend it. We just feel this offer was significantly inadequate.


          26. The market clearly recognized, based on the defendants' December 22, 1997 announcement, that the Company was eventually going to be sold, but for a higher price than Kollmorgen's initial offer. PSC's common stock price closed that day at $22-7/16 per share, well above Kollmorgen's offer price, rising the next day to close at $22-9/16.

          27. Kollmorgen announced on January 8, 1998, that it had succeeded in its consent solicitation in obtaining more than an agreement of more than 10 percent of the PSC stockholders to call a special shareholders meeting to consider Kollmorgen's tender offer. The meeting was scheduled for February 14, 1998. On January 15, 1998, Kollmorgen subsequently distributed a proxy statement recommending dismissal of the PSC Board to be replaced by members who would agree to consummate the merger.

          28. On January 16, 1998, the defendants issued another press release urging its shareholders to oppose the Kollmorgen offer. According to the announcement, Hill stated:

          The Board of Directors of Pacific Scientific continues to believe that the Kollmorgen offer is not reflective of the value that has been created under the strategic plan being implemented by our management team. We will not allow Pacific Scientific to be bought on the cheap. The fact that Pacific Scientific's stock is trading more than $3.00 above the tender offer price further underscores our investors' views of the inadequacy of the Kollmorgen bid. The Board and management are continuing to work with our financial advisor, BancAmerica Robertson Stephens, to explore various strategic and other alternatives to maximize shareholder value, which may include the sale of the Company or other extraordinary transaction involving the Company. The Board strongly believes that the interests of Pacific Scientific shareholders would be best served by continuing that effort and opposing Kollmorgen's efforts to acquire Pacific Scientific at an inadequate price.

          29. Kollmorgen increased its offer for PSC to $23.75 per share in a press release issued on January 30, 1998. That day, the price of the PSC common stock closed at $25-1/8 per share.

          30. The following business day, on February 2, 1998, Danaher Corp. ("Danaher") announced that it would buy PSC for $30.25 per share in a friendly merger with the Company, thereby upping Kollmorgen's highest bid by 27 percent. In response, Kollmorgen reported that it was withdrawing its tender offer. That day, the price of the PSC common stock rose to $29-7/8 per share, increasing to over $30 per share by the February 24, 1998.

          31. As a result of the Kollmorgen bid, the resulting effort by PSC to find a friendly merger candidate, and the agreement by Danaher to acquire PSC for $30.25 per share, the price of the PSC common stock nearly doubled from its trading price of $15-7/8 per share on December 8, 1997, the last day the holders of the PSC Debentures were entitled to convert their bonds to Company stock, to over $30 per share.

The Defendants' Knowledge of the Potential Merger

          32. The Kollmorgen proxy statement dated January 15, 1998, makes clear that the defendants knew full well at the time they announced their redemption of the Debenture on November 24, 1997, and finally consummated the redemption on December 15, 1997, that Kollmorgen wished to acquire PSC, that PSC was engaged in strategic planning to determine the best way to maximize shareholder value, and that, once news of a potential hit the market, the price of PSC's common stock would skyrocket.

          33. According to Kollmorgen's summary of events, its Senior Vice President and Chief Financial Officer, Robert J. Cobuzzi ("Cobuzzi"), called PSC's then Executive Vice

President, Chief Financial Officer and Secretary, Richard V. Plat ("Plat"), on August 1, 1996, to engage in discussions regarding a possessive transaction involving Kollmorgen and PSC. Plat did not react favorably to the overture, however, indicating that the market was undervaluing PSC's common stock.

          34. After several months, during which Kollmorgen continued to consider its strategic options, on July 18, 1997, Kollmorgen's Chairman, President and Chief Executive Officer, Gideon Argov ("Argov") telephoned PSC's Hill to reopen a possible merger of the two companies, suggesting that they meet to discuss the alternatives. On August 1, 1997, Argot and Hill met in Newport Beach, California during which Argov formally proposed a merger, to be structured as a "merger of equals" transaction, whereby the key executives of Kollmorgen and PSC would become the senior executives of the combined company. Hill indicated that he needed some time to consider Argov's proposal and agreed to speak with him within a few weeks.

          35. Argov telephoned Hill on August 13, 1997 to inquire as to whether he had considered Kollmorgen's proposal. Hill responded that, while he had, he needed more time since PSC was in the midst of a strategic planning process that was expected to last until September. Argov agreed to call Hill in September to follow up on the progress of their discussions.

          36. On September 15, 1997, Argov again called Hill to see if he was prepared to discuss a possible business combination. Hill stated that he was still not ready, due to PSC's ongoing strategic planning process, and agreed to discuss the issue further with Argov in mid-October.

          37. After unsuccessfully attempting to reach Hill by telephone on October 15, 1997, Argov finally spoke with him again on October 21, 1997. During this conversation, Hill stated that he had discussed Kollmorgen's proposal with the PSC Board and had concluded that a combination of the two companies would not be in the best interest of PSC.

          38. On October 22, 1997, Hill telephoned Argov to offer to sell PSC's Automation Intelligence, Inc. business to Kollmorgen, but Argov indicated that Kollmorgen would not be interested in acquiring only a small piece of the PSC business. Instead, Kollmorgen remained interested in a complete merger of the two companies.

          39. On December 9, 1997, Argov telephoned Hill to inform him that the Kollmorgen Board was authorized to make a proposal to acquire PSC for $20.50 in cash and stock, during which call Hill promised to respond by December 12, 1997. Argov followed this conversation up with a letter dated that same day reiterating Kollmorgen's proposal.

          40. Despite Hill's assurances that he would contact Argov on December 12, 1997, he failed to do so. Instead, Argov tried unsuccessfully to reach Hill by telephone that day. At the end of the day, Hill sent a short letter to Argov indicating that the PSC Board would get back to him once it had "fully considered the matter."

          41. On December 15, 1997, Argov sent Hill a letter in which he disclosed Kollmorgen's intent to initiate a tender offer for PSC. In the letter, Argov stated:

          In August, you and I met to discuss what we at Kollmorgen believe are the compelling merits of a strategic business combination of Kollmorgen Corporation and Pacific Scientific Company. We explored a broad range of topics related to such a combination, all of which, my colleagues on the Kollmorgen Board and senior management team firmly believe, lead to the conclusion that a strategic merger of our two companies offers significant benefits to our respective shareholders, customers and employees. . . . .

     a) We at Kollmorgen were thus quite disappointed that in August and again in December you refused to negotiate our proposal for this business combination. Accordingly, we have decided to present our offer directly to the shareholders of Pacific Scientific . . .

          42. In light of the above, the defendants clearly knew on November 24, 1997, when they announced the redemption of the PSC convertible Debentures, that Kollmorgen was extremely interested in a business combination which, once known to the market, would have a materially positive impact on the price of the Company's common stock. Defendants knew, or were reckless in not knowing, that a merger or acquisition of PSC, or even a disclosure to the market that such a transaction was under consideration1 would have a substantial positive impact on the value of the PSC common stock. Moreover, in light of the Kollmorgen overtures and PSC's own strategic analysis, the defendants knew, or were reckless in not knowing, that the price of the PSC common stock was below its fair market value and that, in all likelihood, the price would soon rise substantially, due either to Kollmorgen's anticipated efforts to acquire PSC or as a result of another similar transaction under active consideration by PSC.

          43. Notwithstanding knowing or recklessly disregarding the fact that the common stock was clearly undervalued in the market, and that the market would soon be adjusting the price significantly upwards, the defendants nevertheless initiated the recall of the Debentures, thereby requiring the bondholders to decide whether to convert to common stock when the stock price was well below a fair market value. In so doing the defendant knew or recklessly disregarded the fact that the vast majority of the bondholders would have their Debentures redeemed rather than converting them to PSC common stock, because to do otherwise would not make financial sense, given the artificially deflated value of the stock. Nevertheless, the defendants concealed the likelihood of such a merger and that the value of the PSC common stock would be enhanced substantially by such a transaction.

          44. The defendants prevented or, at least, unfairly discouraged Class members from converting their Debentures to PSC common stock by failing to disclose the likelihood of a merger, by giving Class members inadequate and materially misleading information and insufficient time and by making it appear that the better economic decision for Class members was to allow the Company to redeem their Debentures. Had the defendants disclosed the likelihood of a merger or delayed the timing of the redemption of the Debentures, the Class members would have elected to convert their Debentures into PSC common stock.

Defendants' Breach of Duties

          45. PSC and the Individual Defendants, as corporate directors and/or officers, owe to members of the Class the highest fiduciary obligations of good faith, loyalty and fair dealing, including the duty to disclose, in an atmosphere of entire candor, all facts material to the Debentures with respect to their decision to convert their shares to PSC common stock.

          46. The fact that PSC had been approached with a serious offer to engage in merger negotiations and that, at the same time, the Company had initiated its own strategic review to identify the best way to maximize shareholder value, was clearly material to Class members, in that such information would have assumed actual significance in the deliberations of a reasonable bondholder with respect to whether to convert the Debentures to PSC common stock.

          47. The defendants timed and structured the redemption transaction for no legitimate business purpose and solely to advance their own interests at the expense of members of the Class. There is no legitimate business reason for PSC to have sought to redeem the Debentures on the eve of the then-undisclosed tender offer. PSC was under no legal or economic compulsion to do so. The defendants could have easily awaited the outcome of their merger discussions or its strategic planning, announced the results, and then given Class members notice of their right to convert their Debentures into shares of PSC common stock or offered Class members a fair redemption price for their Debentures which reflected the amount of consideration PSC common stock holders were to receive in the merger. By manipulating the timing and structure of the redemption and merger transactions and concealing material facts, defendants violated the California securities statutes, committed constructive fraud and breached their fiduciary duties to Class members.

                             FIRST CAUSE OF ACTION

             (AGAINST ALL DEFENDANTS FOR VIOLATION OF SECTIONS 25401
                 AND 25501 OF THE CALIFORNIA CORPORATIONS CODE)


          48. Plaintiff repeats and realleges each and every allegation contained in the paragraphs above, with the same force and effect as though fully set forth herein.

          49. Defendants violated sections 25401 and 25501 of the California Corporations Code for offering to purchase the Debentures from plaintiff and the other members of the Class by means of communications which included an untrue statement of a material fact or omitted a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

          50. These false and misleading statements were made to induce the bondholders to sell their Debentures back to PSC rather than converting them to the Company's common stock, as they had a right to do. In justifiable reliance on the defendants' misrepresentations and omissions, plaintiff and the Class sold their Debentures to PSC rather than converting them to common stock, and have suffered damages as a result in an amount to be determined at trial.

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
                             SECOND CAUSE OF ACTION

                 (AGAINST ALL DEFENDANTS FOR CONSTRUCTIVE FRAUD)


          51. Plaintiff repeats and realleges each and every allegation contained in the paragraphs above, with the same force and effect as though fully set forth herein.

          52. By virtue of the Individual Defendants' positions as directors and officers of PSC, the Individual Defendants owed fiduciary duties to the plaintiff and other members of the Class. Defendants failed to state material facts necessary, in light of the circumstances under which they were made, to make them not misleading, and necessary to be stated in order that the bondholders would be informed of all material facts necessary for an investment decision concerning whether to convert their Debentures into shares of PSC common stock. The defendants failed to disclose material facts and structured and timed the redemption and merger transactions in such a way so as to prevent or at least discourage Class members from converting their Debentures into PSC common stock. In doing so, the defendants, and each of them, acted with the intent to deceive and defraud Class members, including the plaintiff. At the time the defendants trade their material misrepresentations and omissions as alleged herein, plaintiff and the other members of the Class were ignorant of their falsity, and believed them to be true. Plaintiff and other members of the Class actually and justifiably relied on the defendants in choosing to redeem their Debentures rather than to convert them to PSC common stock. Had plaintiffs and other members of the Class known the true facts, they would not have done so.

          53. As fiduciaries, the defendants had a duty to refrain from disseminating materially false and misleading statements upon which Class members would reasonably rely and were also under a duty to act with complete candor and fairness in timing and structuring the redemption and merger transactions. Defendants breached these duties.

          54. As a result of defendants' wrongful conduct, Class members have sustained many millions of dollars of damage, including, but not limited to, the loss of the ability to share in the merger consideration to be provided to PSC common stockholders as a result of the PSC-Danaher merger.

                             THIRD CAUSE OF ACTION

                       (AGAINST ALL DEFENDANTS FOR BREACH
                              OF FIDUCIARY DUTIES)


          55. Plaintiff repeats and realleges each and every allegation contained in the paragraphs above, with the same force and effect as though fully set forth herein.

          56. Defendants, individually and jointly, breached their fiduciary duties of good faith, loyalty, and fair dealing to the plaintiff and other Class members by structuring and timing the redemption and merger transactions in such a way so as to advantage themselves at the expense of the Class, by failing to disclose Kollmorgen's interest in a merger with PSC or PSC's strategic planning to identify the best way to maximize shareholder value, including through a possible transaction to sell the Company, by giving Class members inadequate and materially misleading information about their conversion rights and by offering an unreasonably low conversion price to the Class for their Debentures, thereby effectively discouraging Class members from converting their Debentures into PSC common stock.

          57. By reason of the foregoing acts, the defendants have also failed to use ordinary care and diligence in the exercise of their respective fiduciary obligations toward the plaintiff and other members of the Class.

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
          58. Plaintiff and the members of the Class have been injured as a direct and proximate result of the aforesaid conduct of the defendants.

          WHEREFORE, plaintiff prays for judgment and relief as follows:

          A. Certifying this action as a plaintiff class action, the plaintiff as the representative of the Class and its counsel as Class counsel;

          B. Finding that PSC and the Individual Defendants violated sections 25401 and 25501 of the California Corporations Code;

          C. Finding that PSC and the Individual Defendants have committed constructive fraud;

          D. Finding that PSC and the Individual Defendants have committed a gross abuse of trust and have breached their fiduciary duties to the plaintiff and the Class;

          E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

          F. Granting such other and further relief as this Court deems to be just and proper.

Dated: February 25, 1998           Respectfully submitted,

                                   LAW OFFICES OF LIONEL Z. GLANCY


                                   By   /s/
                                        Lionel Z. Glancy, Esquire
                                        Peter A. Binkow, Esquire

                                        1801 Avenue of the Stars
                                        Suite 308
                                        Los Angeles, California  90067
                                        (310) 201-9150

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

                                        STANLEY M. GROSSMAN
                                        D. BRIAN HUFFORD
                                        Pomerantz Haudek Block & Grossman
                                        100 Park Avenue
                                        New York, New York  10017-5516
                                        Phone (212) 661-1100

                                        DAVID JAROSLAWICZ
                                        JAROSLAWICZ & JAROS
                                        150 Williams Street, 19th Floor
                                        New York, NY  10038
                                        Phone:  (212) 227-2780

                                        Attorneys for Plaintiff
                                        Jeffrey L. Doppelt












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